Algonquin Power & Utilities Corp. Announces Financial Outlook for 2025 through 2027
Investor Update Call to be Held at 1:30 p.m. ET
OAKVILLE, ON, June 3, 2025 – Algonquin Power & Utilities Corp. ("AQN", "Algonquin" or the "Company") (TSX: AQN) (NYSE: AQN) today announced its “Back to Basics” utility customer-centric capital plan focused on improving customer experience, driving operational efficiencies, and achieving constructive regulatory outcomes. As part of that plan, the Company released its financial outlook for 2025 through 2027.
Algonquin will evaluate key decisions in the context of its commitments to its four key stakeholders:
•First and foremost, delivering outcomes and experiences to customers in the moments that matter to them;
•Investing in the communities we serve to foster economic growth. We do well when our communities do well;
•Becoming an employer of choice to sustain a motivated workforce; and
•Delivering steady predictable returns for investors through focused utility execution and capital discipline.
“Algonquin possesses the foundational elements of a premier pure-play utility, and the opportunity to create meaningful value is what drew me to the Company,” said Rod West, Chief Executive Officer of AQN. “While I am pleased with the progress underway, I am resolute in sharpening the Company’s ability to excel at the basics. The plan for the future is shaped around intertwining operational excellence and stakeholder engagement in the DNA of the Company to achieve better outcomes for all stakeholders. With a renewed stakeholder-centric focus we have a promising path forward, and I am confident in our ability to provide superior service for all customers, achieve constructive regulatory outcomes and deliver attractive financial results for our shareholders.”
Highlights from the Company’s forward-looking outlook include:1
•Earned return on equity (“Earned ROE”) (see “Other” below) expected to improve by approximately 300bps2 to approximately 8.5% by 2027;
•Operating expenses as a percent of revenue expected to improve by 5-7% by the end of 2027;
•Estimated Adjusted Net Earnings per share (see “Non-GAAP Measures” below) within a range of $0.30 - $0.32 for 2025, $0.35 - $0.37 for 2026, and $0.42 - $0.46 for 2027;
•Focused on organic capital investment, utility capital expenditures of approximately $2.5 billion expected for 2025 - 2027;
•No need for equity issuance expected through 2027; and
•Expected to maintain BBB investment grade ratings.
1 See “Caution Regarding Forward-Looking Information” below.
2 Calculated at midpoint of estimated 2027 Earned ROE range.

Investor Update Call
AQN will hold an investor update today at 1:30 p.m. eastern time, hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President, Investor Relations, Brian Chin.

Date:	Tuesday, June 3, 2025
Time:	1:30 p.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (647) 932-3411
	Conference ID:	7105211
Webcast:	https://edge.media-server.com/mmc/p/6hxz6o7y
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans", “estimated”, “outlook” and “seeks” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s future plans and the expected outcomes thereof; the Company’s approach to future decision-making; expectations regarding improved customer experiences, operational efficiencies and constructive regulatory outcomes; investor returns; and the Company’s forward-looking outlook, including expectations regarding Earned ROE, operating expenses as a percentage of revenue, Adjusted Net Earnings per share, capital expenditures, equity issuances and credit ratings (collectively, the “Outlook”). These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2024, and management discussion & analysis for the three months ended March 31, 2025 (the “Interim MD&A”), each of which is or will be available on SEDAR+ and EDGAR. The Outlook is also based on the following additional assumptions:
•resolution of customer billing matters, regulatory investigations and rate decisions in line with expectations, including absence of material write downs of assets;
•normalized weather patterns in geographical areas in which the Company operates;
•insurance coverage remains effective and sufficient;
•capital projects being completed on time, substantially in line with budgeted costs, and without adverse tariff impacts;
•timely receipt of required regulatory approvals and permits;
•no material disruptions to supply chains or labour availability affecting pricing, operations or project execution;
•realization of company-wide efficiency initiatives (focused in part on procurement, support and billing, organizational streamlining, and technology enablement) in line with expectations;
•no significant changes in applicable political or macroeconomic environments or capital markets, including with respect to legislation, interest rates or inflation;

•Canadian dollar/U.S. dollar exchange rate and Chilean peso/U.S. dollar exchange rate in line with expectations;
•receipt of anticipated proceeds under the earn out agreement entered into in connection with the sale of the Company’s renewable energy business in January 2025;
•a mid-to-low twenties percentage effective tax rate in 2026 and 2027;
•renewable energy production consistent with long-term averages and realized pricing in line with expectations; and
•absence of significant events leading to adverse litigation outcomes, fines, penalties, and inverse condemnation rulings.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term “Adjusted Net Earnings” which is used in this news release, is a non-GAAP financial measure. An explanation of “Adjusted Net Earnings” can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release. AQN’s Interim MD&A is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
The Company does not provide reconciliations for forward-looking non-GAAP financial measures as the Company is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.

Other
The term “Earned return on equity” (or “Earned ROE”) is used in this news release. Earned ROE is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. It represents earnings at the Company’s rate-regulated utilities as a percentage of the product of their average rate base for the period and the equity component of their authorized capital structure. The calculation of this measure as presented may not be comparable to similarly-titled measures used by other companies.